Exhibit 99.1

Azure Power Announces Results for Fiscal First Quarter 2020

Mauritius, August 12, 2019: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal first quarter 2020 ended June 30, 2019.

Fiscal First Quarter 2020 Period Ended June 30, 2019 Operating Highlights:

•	Net income of INR 90.2 million (US$ 1.3 million) for the quarter ended June 30, 2019 as compared to INR 29.8 million for quarter ended June 30, 2018.
•	Operating Megawatts (“MW”) were 1,609 MW, as of June 30, 2019, an increase of 59% over quarter ended June 30, 2018.
•	Operating and Committed Megawatts were 3,351 MW, as of quarter ended June 30, 2019, an increase of 57% over quarter ended June 30, 2018.
•	Revenue for the quarter ended June 30, 2019 was INR 3,389.3 million (US$ 49.2 million), an increase of 40 % over the quarter ended June 30, 2018.
•	Adjusted EBITDA for the quarter ended June 30, 2019 was INR 2,447.7 million (US$ 35.5 million), an increase of 25% over the quarter ended June 30, 2018.

Key Operating Metrics

Electricity generation during the quarter ended June 30, 2019 increased by 299.3 million kWh, or 75%, to 700.1 million kWh, compared to the quarter ended June 30, 2018. The increase in electricity generation was principally a result of additional operating capacity during the period.

Total revenue during the quarter ended June 30, 2019 was INR 3,389.3 million (US$ 49.2 million), up 40% from INR 2,422.5 million during the same period in 2018. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating (megawatt capacity per the power purchase agreement) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the quarter months ended June 30, 2019 decreased by INR 4.1 million (US$ 0.06 million) to INR 40.2 million (US$ 0.58 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period partly offset by approximately US$ 0.05 million per megawatt payment of safe guard duties that the company expects to recover.

As of June 30, 2019, the Company’s operating and committed megawatts increased by 1,210 MW to 3,351 MW compared to June 30, 2018 as a result of obtaining new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to the Company’s PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of June 30,
	2018	2019
	INR	INR	US$
Nominal contracted payments (in thousands)	399,905,032	580,781,764	8,426,897
Total estimated energy output (kilowatt hours in millions)	97,192	169,671

Nominal contracted payments as of June 30, 2019 increased compared to as of June 30, 2018 as a result of the Company entering into additional PPAs.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of June 30,
	2018	2019
	INR	INR	US$
Portfolio revenue run-rate (in thousands)	17,538,553	25,939,910	376,377
Estimated annual energy output (kilowatt hours in millions)	4,200	7,468

Portfolio revenue run-rate increased by INR 8,401.4 million (US$ 121.9 million) to INR 25,939.9 million (US$ 376.4 million) as of June 30, 2019, as compared to June 30, 2018, due to an increase in operational and committed capacity.

Fiscal First Quarter 2020 Period ended June 30, 2019 Consolidated Financial Results:

Operating Revenues

Operating revenue for the quarter ended June 30, 2019 was INR 3,389.3 million (US$ 49.2 million), an increase of 40% from INR 2,422.5 million over the same period in 2018. The increase in revenue was driven by the commissioning of new projects during the period after June 30, 2018 until June 30, 2019.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended June 30, 2019 increased by 36% to INR 296.9 million (US$ 4.3 million) from INR 218.2 million in the same period in 2018. The increase was primarily due to higher plant maintenance cost arising from newly commissioned projects during the period after June 30, 2018 until June 30, 2019.

General and Administrative Expenses

General and administrative expenses for the quarter ended June 30, 2019 increased by INR 396.0 million (US$ 5.7 million), to INR 644.7 million (US$ 9.4 million) compared to the same period in 2018. General and administrative expenses increased primarily on account of higher payroll costs and one-time charges of INR 264.4 million (US$ 3.8 million) primarily related to management transition.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended June 30, 2019 increased by INR 69.8 million (US$ 1.0 million), or 13%, to INR 623.4 million (US$ 9.0 million) compared to the same period in 2018. The increase in depreciation and amortization expense reflected the additional depreciation on new projects commissioned since June 30, 2018, was offset by a decrease in depreciation expense on account of change in useful life, which was effective October 1, 2018. For a detailed discussion, please refer to Note 2(i), to our consolidated financial statements in our Form 20-F for the year ended March 31, 2019.

Interest Expense, Net

Interest expense, net during the quarter ended June 30, 2019 increased by INR 486.7 million (US$ 7.1 million), or 45%, to INR 1,560.1 million (US$ 22.6 million) compared to the same period in 2018. Interest expense increased due to additional loans related to new projects but was partially offset by higher interest income on investments during the quarter ended June 30, 2019.

Loss on Foreign Currency Exchange

During the quarter ended June 30, 2019, the Company incurred losses of INR 50.3 million (US$ 0.7 million) compared to a loss of INR 204.2 million, during the quarter ended June 30, 2018, primarily due the expense of hedging foreign exchange rates.

Income Tax Expense

The income tax expense increased during the quarter ended June 30, 2019 by INR 29.2 million (US$ 0.4 million) to INR 123.7 million (US$ 1.8 million), compared to INR 94.6 million in the same period in 2018, primarily as a result of higher income from operations.

Net Income

The net income for the quarter ended June 30, 2019 increased by INR 60.4 million (US$ 0.9 million) to INR 90.2 million (US$ 1.3 million), compared to a net income of INR 29.8 million for the same period in 2018. The increase was primarily due to higher revenues achieved during the period.

Cash Flow and Working Capital

Cash used in operating activities for the quarter ended June 30, 2019 was INR 466.7 million (US$ 6.8 million), INR 283.0 million (US$ 4.1 million) improvement from the comparable period in 2018, primarily due to an increase in revenue during the quarter ended June 30, 2019. During the quarter ended June 30, 2019, additional cash interest paid on loans compared to the same period in the prior year was INR 358.2 million (US$ 5.2 million). In addition, cash flow in operating activities is impacted more in the first and third quarters of the fiscal year primarily related to the semi-annual payment of interest on green bonds.

Cash used in investing activities for the quarter ended June 30, 2019 was INR 5,666.6 million (US$ 82.2 million), compared to INR 4,196.0 million for the comparable period in 2018, primarily on account of purchases of property plant and equipment for new solar projects amounting to INR 5,657.8 million (US$ 82.1 million).

Cash generated from financing activities was INR 10,742.0 (US$ 155.9 million) for the quarter ended June 30, 2019, compared to INR 4,251.7 million for the comparable period in 2018, primarily due to additional debt incurred related to new solar projects.

Liquidity Position

As of June 30, 2019, the Company had INR 11,470.7 million (US$ 166.4 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 10,876.2 million (US$ 157.8 million) as of June 30, 2019.

Adjusted EBITDA

Adjusted EBITDA was INR 2,447.7 million (US$ 35.5 million) for the quarter ended Jun 30, 2019, compared to INR 1,955.7 million for the quarter ended June 30, 2018. The increase was primarily due to the increase in revenue during the quarter ended June 30, 2019.

Recent Accounting Pronouncement

The Company adopted ASU 2016-02 – Leases (Topic 842) in the quarter ended June 30, 2019 using the modified retrospective approach and elected certain practical expedients permitted under the transition guidance. The transition guidance allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. The adoption did not have a material impact to our income statement or cash flow. However, the adoption resulted in increasing the Right of Use asset on our consolidated balance sheet by INR 3,504.5 million (US$ 50.8 million) as well as Lease Liabilities by INR 3,078.4 million (US$ 44.7 million).

Guidance for Fiscal Year 2020

The following statements are based on the Company’s current expectations. These statements are forward-looking and actual results may differ materially. With a robust pipeline and strong execution capabilities, the Company expects to continue to deliver high growth for fiscal year ending March 31, 2020. For fiscal year ending March 31, 2020, the Company continues to expect to have between 1,800 – 1,900 MWs operational. In addition, the Company is reiterating its guidance of revenues of between INR 12,770 – 13,350 million (or US$ 185– 194 million at the June 30, 2019 exchange rate of INR 68.92 to US$ 1.00) for fiscal year ending March 31, 2020.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Thursday, August 12, 2019 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialling 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 8397886. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Monday, August 19, 2019 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10133982. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 68.92 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2019. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in assessing the Company’s ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,	As of June, 30
	2019	2019	2019
	(INR)	(INR)	(US$)
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	10,537,581	11,463,309	166,328
Investments in available for sale securities	7,408	7,380	107
Restricted cash	2,167,827	6,311,936	91,584
Accounts receivable, net	3,307,076	4,140,275	60,074
Prepaid expenses and other current assets	1,380,314	1,578,292	22,900
Total current assets	17,400,206	23,501,192	340,993
Restricted cash	1,280,323	816,787	11,851
Property, plant and equipment, net	83,444,529	86,705,503	1,258,060
Software, net	63,715	64,597	937
Deferred income taxes	2,406,525	2,375,027	34,461
Right-of-use assets	—	3,504,516	50,849
Other assets	4,268,462	4,420,544	64,140
Total assets	108,863,760	121,388,166	1,761,291
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,824,843	7,870,150	114,193
Accounts payable	3,477,382	2,389,826	34,675
Current portion of long-term debt	7,288,995	7,154,226	103,805
Income taxes payable	93,688	110,029	1,596
Interest payable	919,627	561,386	8,145
Deferred revenue	99,065	98,908	1,435
Other liabilities	2,301,669	1,677,371	24,338
Total current liabilities	17,005,269	19,861,896	288,187
Non-current liabilities:
Long-term debt	61,658,403	67,997,893	986,621
Deferred revenue	1,800,155	1,805,728	26,200
Deferred income taxes	2,053,808	2,063,860	29,946
Asset retirement obligations	665,146	667,899	9,691
Leases liabilities	—	3,078,387	44,666
Other liabilities	283,728	63,145	916
Total liabilities	83,466,509	95,538,808	1,386,227
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 41,040,028 and 41,087,003 shares issued and outstanding as of March 31, 2019 and June 30, 2019 respectively	1,773	1,775	26
Additional paid-in capital	32,186,606	32,203,486	467,259
Accumulated deficit	(6,311,095)	(6,214,415)	(90,169)
Accumulated other comprehensive loss	(747,545)	(402,476)	(5,840)
Total APGL shareholders’ equity	25,129,739	25,588,370	371,276
Non-controlling interest	267,512	260,988	3,788
Total shareholders’ equity	25,397,251	25,849,358	375,064
Total liabilities and shareholders’ equity	108,863,760	121,388,166	1,761,291

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in thousands, except share and per share data)

	Unaudited
	Quarter ended June 30,
	2018	2019	2019
	INR	INR	US$
Operating revenues:
Sale of power	2,422,539	3,389,313	49,177
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	218,230	296,949	4,309
General and administrative	248,650	644,658	9,354
Depreciation and amortization	553,609	623,448	9,046
Total operating costs and expenses:	1,020,489	1,565,055	22,709
Operating income	1,402,050	1,824,258	26,468
Other expense, net:
Interest expense, net	1,073,440	1,560,094	22,636
Loss on foreign currency exchange, net	204,226	50,258	729
Total other expenses, net	1,277,666	1,610,352	23,365
Income before income tax	124,384	213,906	3,103
Income tax expense	(94,581)	(123,749)	(1,796)
Net income	29,803	90,157	1,307
Less: Net income/(loss) attributable to non-controlling interests	21,780	(6,524)	(95)
Net income attributable to APGL equity shareholders	8,023	96,681	1,402
Net income per share attributable to APGL shareholders
Basic	0.31	2.36	0.03
Diluted	0.30	2.31	0.03
Weighted average number of equity shares
Basic	25,996,932	41,044,990	41,044,990
Diluted	26,910,175	41,884,418	41,884,418

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in thousands)

		Unaudited
	Quarter ended June 30,
	2018	2019	2019
	INR	INR	US$
Net cash used in operating activities	(749,647)	(466,708)	(6,772)
Net cash used in investing activities	(4,195,954)	(5,666,581)	(82,220)
Net cash provided by financing activities	4,251,738	10,742,049	155,863

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(INR and US$ amounts in thousands)

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

		Unaudited
	Quarter ended June 30,
	2018	2019	2019
	INR	INR	US$
Net income	29,803	90,157	1,307
Income tax expense	94,581	123,749	1,796
Interest expense, net	1,073,440	1,560,094	22,636
Depreciation and amortization	553,609	623,448	9,046
Loss on foreign currency exchange, net	204,226	50,258	729
Adjusted EBITDA	1,955,659	2,447,706	35,514